FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-165901
Dated April 5, 2010

NEWS RELEASE FOR IMMEDIATE RELEASE
BRIGHAM EXPLORATION ANNOUNCES ACCELERATION OF ITS WILLISTON BASIN DEVELOPMENT DRILLING PROGRAM TO EIGHT OPERATED RIGS AND COMMENCEMENT OF A PUBLIC OFFERING OF 13,000,000 SHARES OF COMMON STOCK
     Austin, TX — April 5, 2010 — Brigham Exploration Company (NASDAQ: BEXP) today announced commencement of a proposed underwritten public offering of 13,000,000 shares of common stock under its automatic shelf registration statement. Net proceeds from the offering are expected to be used primarily to fund an acceleration of Brigham’s development drilling program on its core 161,900 net acres in the Williston Basin. Assuming completion of the offering, the company anticipates increasing its operated rigs running in the Williston Basin from four to eight by May 2011 and drilling a total of roughly 76 net Bakken and Three Forks wells during 2010 and 2011. In connection with the offering, the underwriters will have a 30-day option to purchase up to 1,950,000 additional shares of common stock.
     Assuming net proceeds of approximately $213 million from the proposed offering, Brigham anticipates that its 2010 exploration and development capital budget will be revised upward from $199 million to $294 million, which would include $267 million in drilling and related production infrastructure expenditures and $27 million in land and seismic expenditures. Brigham anticipates that the updated budget will fund 31.1 net horizontal Bakken and Three Forks wells in the Williston Basin in 2010, which would be drilled primarily in its core acreage positions in its Rough Rider and Ross project areas in Williams, McKenzie and Mountrail Counties, North Dakota. Brigham currently has four operating rigs running in the Williston Basin and assuming completion of the offering, anticipates adding a fifth operated rig in May 2010 and adding an incremental operated rig every four months thereafter until reaching eight operated rigs in May 2011. The revised 2010 drilling expenditure budget will also include two net wells in Brigham’s South Texas Vicksburg play in Brooks County, Texas.
     In conjunction with the proposed offering, Brigham anticipates setting its initial 2011 exploration and development capital budget at $360 million, which would include $348 million in drilling expenditures and $12 million in land and seismic expenditures. In 2011, Brigham currently anticipates drilling 44.6 net Bakken and Three Forks wells in the Williston Basin primarily in its core acreage positions in its Rough Rider and Ross project areas.
     Bud Brigham, the Chairman, President and CEO, stated “Our state-of-the-art horizontal drilling and completion techniques have generated outstanding operational results. Our 18 long lateral high frac stage wells have averaged 2,581 barrels of oil equivalent during their early peak 24 hour flow back periods. The offering allows us to accelerate drilling of approximately 27 incremental net development locations in 2010 and 2011 and thereby bring forward the associated net asset value. By doubling our operated rig count to eight by approximately May 2011, we anticipate developing our Rough Rider Bakken and Ross Bakken and Three Fork project areas over an 11 year period versus 20 years. In addition, our initial Montana Bakken and Rough Rider Three Forks wells that we plan to drill during the first half of 2010 will hopefully add to our inventory of Williston Basin development drilling locations.”
     In connection with the offering, Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc. are acting as joint book-running managing underwriters and Johnson Rice & Company, Raymond James, RBC Capital Markets, Tudor, Pickering, Holt & Co., Howard Weil Incorporated and Thomas Weisel Partners LLC are acting as co-managing underwriters for the offering.
About Brigham Exploration
     Brigham Exploration Company is an independent exploration, development and production company that utilizes advanced exploration, drilling and completion technologies to systematically explore for, develop and produce domestic onshore oil and natural gas reserves. For more information about Brigham Exploration, please contact Investor Relations at 512-427-3444.
Forward-Looking Statement Disclosure
     The matters discussed in this news release are forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, but are not limited to, planned capital expenditures, increases in oil and gas production, the number of anticipated wells to be drilled after the date hereof, future cash flows and borrowings, our financial position, business strategy and other plans and objectives for future operations. Important factors that could cause us to reduce our capital budget in 2010 or 2011 due to negative impacts on our operating cash or cause our actual results to differ materially from those contained in the forward-looking statements include the closing of the common stock offering; our growth strategies; our ability to finance our exploration and development activities; the impact of governmental regulation; the risks associated with drilling of oil and natural gas wells; our ability to find, acquire, market, develop, and produce new reserves; the risk of drilling dry holes; the usual significant decline from initial production rates from horizontal wells in shale formations, particularly our Williston basin horizontal wells for which we estimate the average monthly production rates may decline by approximately 70% in the first twelve months of production; oil and natural gas price volatility; derivative transactions; uncertainties in the estimation of proved, probable, and possible reserves and in the projection of future rates of production and reserve growth; inaccuracies in our assumptions regarding items of income and expense and the level of capital expenditures; uncertainties in the timing of exploitation expenditures; operating hazards attendant to the oil and natural gas business; drilling and completion losses that are generally not recoverable from third parties or insurance; potential mechanical failure or underperformance of significant wells; pipeline construction difficulties; climatic conditions; availability and cost of material and equipment; the risks associated with operating in a limited number of geographic areas; actions or inactions of third-party operators of our properties; our ability to retain skilled personnel; diversion of management’s attention from existing operations while pursuing acquisitions or dispositions; availability of capital; the strength and financial resources of our competitors; regulatory developments; environmental risks; uncertainties in the capital markets; uncertainties with respect to asset sales; general economic and business conditions (including the effects of the worldwide economic recession); industry trends; and other risks more fully described in our filings with the Securities and Exchange Commission. Forward-looking statements are typically identified by use of terms such as “may,” “will,” “expect,” “anticipate,” “estimate” and similar words, although some forward-looking statements may be expressed differently. All forward-looking statements contained in this release, including any forecasts and estimates, are based on management’s outlook only as of the date of this release, and we undertake no obligation to update or revise these forward-looking statements, whether as a result of subsequent developments or otherwise.
     The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in the registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Credit Suisse at 1-800-221-1037 or Jefferies & Company at 1-877-547-6340.